UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 001-08588

IMPERIAL CHEMICAL INDUSTRIES PLC
(Translation of registrant’s name into English)

20 MANCHESTER SQUARE
LONDON W1U 3AN
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________.

This report on Form 6-K shall be deemed to be incorporated by reference in (i) the Registration Statement on Form F-3 (No. 333-07530) and (ii) the Registration Statement on Form F-3 (No. 333-14220) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX

1.	Underwriting Agreement dated as of November 18, 2003 among ICI Wilmington Inc., Imperial Chemical Industries PLC, Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC, incorporated by reference in the Registration Statement on Form F-3 (No. 333-07530) as Exhibit 1.2 and the Registration Statement on Form F-3 (No. 333-14220) as Exhibit 1.6.

2.	Form of Global Note for 4.375% Guaranteed Notes due 2008, incorporated by reference in the Registration Statement on Form F-3 (No. 333-07530) as Exhibit 4.4 and the Registration Statement on Form F-3 (No. 333-14220) as Exhibit 4.6.

3.	Form of Global Note for 5.625% Guaranteed Notes due 2013, incorporated by reference in the Registration Statement on Form F-3 (No. 333-07530) as Exhibit 4.5 and the Registration Statement on Form F-3 (No. 333-14220) as Exhibit 4.7.

Item 1

ICI WILMINGTON INC.

IMPERIAL CHEMICAL INDUSTRIES PLC

Guaranteed Debt Securities

UNDERWRITING AGREEMENT

November 18, 2003

To the representatives of the several Underwriters
   named from time to time in the applicable
   Pricing Agreement hereinafter described.

Ladies and Gentlemen:

From time to time ICI Wilmington Inc., a Delaware corporation (the “Company”), and Imperial Chemical Industries Plc, a public limited company incorporated in England and Wales (the “Guarantor”), propose to enter into one or more Pricing Agreements (each a “Pricing Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and subject to the terms and conditions stated herein and therein the Company proposes to issue and sell to the firms named in Schedule I to the applicable Pricing Agreement (such firms constituting the “Underwriters” with respect to such Pricing Agreement and the securities specified therein) certain of its debt securities (the “Securities”, and with respect to such Pricing Agreement, the “Designated Securities”) specified in Schedule II to such Pricing Agreement which are to have endorsed thereon the unconditional guarantees (the “Guarantees”) of the Guarantor of the principal thereof and the premium, if any, and the interest, if any, thereon.

The terms and rights of any particular issuance of Designated Securities shall be as specified in the Pricing Agreement relating thereto and pursuant to the Indenture, dated as of June 15, 1989, among the Company, the Guarantor and The Bank of New York, as successor trustee to United States Trust Company of New York, as trustee (the “Trustee”), as amended or supplemented from time to time or superseded by another indenture referred to in the Pricing Agreement (the “Indenture”).

1. Particular sales of Designated Securities may be made from time to time to the Underwriters of such Securities, for whom the firm(s) designated as representative(s) of the Underwriters of such securities in the Pricing Agreement relating thereto will act as representatives (the “Representatives”). The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to Underwriters who act without any firm being designated as their representative. This Underwriting Agreement shall not be construed as an obligation of the Company to sell any of the Securities or as an obligation of any of the Underwriters to purchase any of the Securities. The obligation of the Company to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Pricing Agreement with respect to the Designated Securities specified therein. Each Pricing Agreement shall specify the aggregate principal amount of such Designated Securities, the initial public offering price of such Designated Securities, the purchase price to the Underwriters of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters, the principal amount of such Designated Securities to be purchased by each Underwriter and the commissions payable to the Underwriters with respect thereto and shall set forth the date, time and manner of delivery of such Designated Securities and payment therefor. The Pricing Agreement shall also specify (to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto) the terms of such Designated Securities. A Pricing Agreement shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted. The obligations of the Underwriters under this Agreement and each Pricing Agreement shall be several and not joint.

2. The Company and the Guarantor jointly and severally represent and warrant to, and agree with, each of the Underwriters that:

(a) Registration statements on Form F-3 (Registration No. 333-14220 and Registration No. 333-07530) in respect of the Securities and the Guarantees have been filed with the Securities and Exchange Commission (the “Commission”); such registration statements and any post-effective amendments thereto have been declared effective by the Commission; and no stop order suspending the effectiveness of either of such registration statements is in effect and no proceeding for that purpose is pending before or threatened by the Commission (any preliminary prospectus included in such registration statement or filed with the Commission pursuant to Rule 424(a) of the rules and regulations of the Commission under the Securities Act of l933, as amended (the “Act”), being hereinafter called a “Preliminary Prospectus”). The various parts of such registration statements, including all exhibits to each such registration statement and the documents incorporated by reference in the prospectus contained in each such registration statement at the time such part of such registration statements became effective or was filed (but excluding Form T-1) and, if applicable, including information contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) under the Act, and deemed by virtue of Rule 430A under the Act to be part of such registration statements at the time of their effectiveness, each as amended at the time such part of such registration statements became effective or was filed being hereinafter called the “Registration Statements”; the prospectus contained in the registration statement with Registration No. 333-14220 relating to the Securities, as amended to reflect the terms of the Designated Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission pursuant to Rule 424(b) under the Act being hereinafter called the “Prospectus”; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Guarantor filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the applicable Designated Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof (including any documents incorporated by reference therein as of the date of such filing);

(b) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(c) The Registration Statement and the Prospectus conform, and any further amendments or supplements to the Registration Statement or the Prospectus will conform, in all material respects, to the requirements of the Act and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the date of the Prospectus and as of the Time of Delivery (defined below) with respect to the Designated Securities as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Registration Statement, not misleading, or in the case of the Prospectus, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(d) The consolidated financial statements and schedules, if any, of the Guarantor incorporated by reference in or filed with and as a part of the Registration Statement and the Prospectus are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United Kingdom and the United States of America applied on a consistent basis throughout the periods covered thereby;

(e) Since the latest date as of which information is given in the Registration Statement and the Prospectus, there has not been any material change in the consolidated shareholders’ equity or consolidated short-term or long-term debt of the Guarantor and its subsidiaries taken as a whole, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, general affairs, management, financial position, shareholders’ equity or results of operations of the Guarantor and its subsidiaries taken as a whole, otherwise than as set forth in the Prospectus;

(f) To the best of the Guarantor’s knowledge, after due inquiry, and other than as set forth in the Prospectus, there are no material legal or governmental or regulatory proceedings pending or threatened to which the Guarantor or any of its subsidiaries is a party or of which any material property of the Guarantor or any of its subsidiaries is the subject that are required to be described in the Registration Statement or the Prospectus and are not so described;

(g) Except as disclosed in the Registration Statement and the Prospectus, no labor disturbance by the employees of the Guarantor or any of its subsidiaries exists or, to the knowledge of the Guarantor, is imminent or likely which would result in a material adverse change in the financial position or results of operations of the Guarantor and its subsidiaries taken as a whole;

(h) This Agreement and each Pricing Agreement have been duly authorized, executed and delivered;

(i) The Designated Securities have been duly authorized and, when executed and authenticated in accordance with the Indenture and delivered to and paid for by the Underwriters, will constitute valid and binding obligations of the Company entitled to the benefits provided by the Indenture; the Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability; the Indenture has been duly qualified under the Trust Indenture Act; and the Designated Securities conform in all material respects to the description thereof contained in the Prospectus as amended or supplemented;

(j) The Guarantees endorsed on the Designated Securities have been duly authorized and duly endorsed on the Designated Securities and executed and upon due execution, authentication and delivery of the Designated Securities pursuant to the Indenture, this Agreement and the Pricing Agreement, the Guarantees will have been duly delivered and will constitute valid and binding obligations of the Guarantor entitled to the benefits of the Indenture; the Indenture has been duly authorized, executed and delivered by the Guarantor and constitutes a valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability; no taxes or recording fees are queried to be paid in the United Kingdom with respect to the execution of the Indenture or the issuance of the Guarantees endorsed on the Designated Securities in the manner contemplated herein; and such Guarantees conform in all material respects to the description thereof contained in the Prospectus as amended or supplemented;

(k) None of (i) the issue and sale of the Designated Securities by the Company and the issue of the Guarantees by the Guarantor and (ii) the compliance by the Guarantor and the Company with all of the provisions of the Guarantees endorsed on the Designated Securities and with all of the provisions of the Designated Securities, respectively, and (iii) the compliance by the Guarantor and the Company with all of the provisions of the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities and (iv) the consummation by the Guarantor and the Company of the transactions contemplated herein and therein will contravene (x) any of the terms or provisions of any indenture, mortgage, deed or trust, loan agreement or other similar agreement or instrument to which either (or both) the Guarantor or the Company is a party or by which either (or both) the Guarantor or the Company is bound, or (y) any statute of the United Kingdom or any political subdivision thereof, or any order, rule or regulation known to the Guarantor or the Company of any court or of any governmental agency or body in the United States or the United Kingdom or any political subdivision thereof, except in the case of clauses (x) and (y) above for such contraventions which would not affect the validity or binding nature of the Designated Securities and the Guarantees or have a material adverse effect on the financial positions, capital and reserves or the Guarantor and its consolidated subsidiaries taken as a whole;

(l) No consent, approval, authorization, order, registration or qualification of or with any such court or any such governmental agency or body described in (i) above is required for the issue and sale of the Designated Securities by the Company and the issue of the Guarantees by the Guarantor in the manner contemplated herein or the consummation of the other transactions contemplated by this Agreement, the Pricing Agreement, the Indenture or the Guarantees;

(m) The Guarantor and the Company are not and, after giving effect to the offering and sale of the Designated Securities and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” as such term is defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(n) The information set forth under the caption “Capitalization Table” included in the Registration Statement and the Prospectus is accurate in all material respects;

(o) Except as disclosed in the Prospectus, neither the Guarantor nor any of its subsidiaries is in violation of any applicable statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a material adverse effect on the Guarantor or its subsidiaries, taken as a whole; and, except as disclosed in the Prospectus, the Guarantor is not aware of any pending investigation which might lead to such a claim;

(p) The Guarantor and each of the subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and

(q) KPMG Audit Plc, who have certified certain financial statements of the Guarantor and its Subsidiaries, are independent public accountants with respect to the Guarantor as required by the Act and the rules and regulations of the Commission thereunder.

3. Upon the execution of the Pricing Agreement applicable to any Designated Securities and authorization by the Representatives of the release of such Designated Securities, the several Underwriters propose to offer such Designated Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented.

4. Designated Securities to be purchased by each Underwriter pursuant to the Pricing Agreement relating thereto, in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Company, shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor in same day funds, made by certified or official bank check or checks or wire transfer as specified in such Pricing Agreement, payable to the order of the Company in the currency specified in such Pricing Agreement, all at the place and time and date specified in such Pricing Agreement or at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the “Time of Delivery” for such Securities. The Securities will be delivered by the Company to the Representatives in the form of one or more global Securities, representing all of the Securities, which will be registered in the name of a nominee for The Depository Trust Company (“DTC”) and deposited on behalf of the Underwriters with Cede & Co. as custodian for DTC, for credit to the respective participant accounts of the Underwriters unless otherwise directed by you. Such global Securities will be made available for checking at least twenty-four hours prior to the Time of Delivery through the facilities of DTC.

5. The Company and the Guarantor agree with each of the Underwriters of any Designated Securities:

(a) To prepare in consultation with the Representatives the Prospectus, as amended and supplemented in relation to the applicable Designated Securities, in a form approved by the Representatives, which approval the Representatives agree they will not unreasonably withhold, and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of the Pricing Agreement relating to the applicable Designated Securities or, if applicable, such earlier time as may be required by Rule 424(b); to make no further amendment or any supplement to the Registration Statement or Prospectus, as amended or supplemented, after the date of the Pricing Agreement relating to such Securities and prior to the Time of Delivery without prior consultation with the Representatives for such Securities; to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; to file promptly all reports required to be filed by the Guarantor or the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after the Company or the Guarantor receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed with the Commission, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities, with Guarantees endorsed thereon, for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its reasonable best efforts to obtain its withdrawal;

(b) From time to time to use its reasonable best efforts to qualify promptly such Securities for offering and sale under the securities or Blue Sky laws of such United States jurisdictions as the Representatives may reasonably request and to pay all expenses (including reasonable fees and disbursements of counsel) in connection with such qualification and in connection with the determination of the eligibility of such Securities for investment under the laws of such jurisdictions as the Representatives may designate and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Securities; provided, however, that in connection therewith neither the Company nor the Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action which would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Designated Securities, with Guarantees endorsed thereon, in such jurisdiction;

(c) To furnish the Underwriters, without charge, with a copy of the Registration Statement, with copies of the Prospectus as amended or supplemented, including the exhibits and materials, if any, incorporated by reference therein, in such quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Designated Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; provided, however, if any Underwriter is required to deliver a prospectus in connection with sales of any of the Designated Securities at any time nine months or more after the time of issue of the Prospectus, upon their request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as the Representatives may request of an amended or supplemented Prospectus complying with Section 10(a) (3) of the Act;

(d) To make generally available to the Company’s security holders and to the Representatives as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement, an earnings statement of the Guarantor and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Guarantor, Rule 158); and

(e) During the period beginning from the date of the Pricing Agreement for such Designated Securities and continuing to and including the earlier of (i) the termination of trading restrictions for such Designated Securities, as notified to the Company and the Guarantor by the Representatives, and (ii) the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company or the Guarantor which mature more than one year after such Time of Delivery and which are denominated in U.S. dollars and substantially similar to such Designated Securities, without the prior written consent of the Representatives, which consent shall not be unreasonably withheld.

6.  The Company and the Guarantor covenant and agree with the several Underwriters that the Company and the Guarantor will pay or cause to be paid the following: (i) except as provided in the proviso contained in Section 5(c) hereof, the fees, disbursements and expenses of counsel and accountants of the Company and the Guarantor in connection with the registration of the Designated Securities and the Guarantees under the Act and the qualification of the Indenture under the Trust Indenture Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing any Agreement among Underwriters, this Agreement, any Pricing Agreement, any Indenture (including any amendment or supplement thereto), any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Designated Securities; (iii) all expenses in connection with the qualification of the Designated Securities and the Guarantees for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees, disbursements and expenses of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) any fees charged by securities rating services for rating the Designated Securities; (v) any filing fees incident to any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Designated Securities; (vi) the cost of preparing the Securities and the Guarantees and of the delivery of the Designated Securities and the Guarantees to the Underwriters; (vii) the fees and expenses of any Trustee and any agent of any Trustee and the fees and disbursements of counsel for any Trustee in connection with any Indenture, the Securities and the Guarantees; and (viii) except as provided in the proviso contained in Section 5(c) hereof, all reasonable other costs and expenses incident to the performance of their obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, Section 8 and Section 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Designated Securities by them, and any advertising expenses connected with any offers they may make.

7. The obligations of the Underwriters of any Designated Securities under the Pricing Agreement relating to such Designated Securities shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company and the Guarantor in or incorporated by reference in the Pricing Agreement relating to such Designated Securities are, at and as of the Time of Delivery for such Designated Securities, true and correct in all material respects, the condition that the Company and the Guarantor shall have performed all of their obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Prospectus as amended or supplemented in relation to the applicable Designated Securities shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall be in effect and no proceeding for that purpose shall be pending or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with;

(b) Sullivan & Cromwell LLP, United States counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery for such Designated Securities, with respect to the incorporation of the Company, the validity of the Indenture, the Designated Securities, the Guarantees, the Registration Statement, the Prospectus as amended or supplemented and other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters (such counsel being entitled to state that they have assumed that any document referred to in their opinion and executed by the Guarantor has been duly authorized, executed and delivered pursuant to English law);

(c) General Counsel and Company Secretary of the Guarantor shall have furnished to the Representatives a written opinion, dated the Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives (such counsel being entitled to state that such counsel has made no investigation of the laws of any country other than England and that such counsel’s opinion is confined to matters of English law and, as to all matters governed by the laws of the United States, the State of New York and the General Corporation Law of the State of Delaware, such opinion is given in reliance upon, and is subject to the qualifications set forth in, the opinion required by subsection (d) of this Section 7), substantially to the effect that:

(i) The Guarantor has been duly incorporated under the laws of England and Wales, and is an existing company with the requisite corporate power and authority to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

(ii) No order or resolution for the winding up of the Guarantor and no order for the administration of the Guarantor has been made;

(iii) This Agreement and the applicable Pricing Agreement have each been duly authorized, executed and delivered by the Guarantor and the consent to service of process contained in Section 15 of this Agreement is a valid and binding agreement of the Guarantor;

(iv) The issue and sale of the Designated Securities, the issue of the Guarantees and the compliance by the Guarantor with all of the provisions of the Guarantees endorsed on the Designated Securities, the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities, and the consummation by the Guarantor of the transactions contemplated herein and therein, will not contravene (x) any of the terms or provisions of any indenture, mortgage, deed or trust, loan agreement or other similar agreement or instrument known to such counsel to which the Guarantor is a party or by which the Guarantor is bound, or (y) the provisions of the Guarantor’s Memorandum and Articles of Association, or (z) any statute of the United Kingdom or any political subdivision thereof, or any order, rule or regulation known to such counsel of any court or of any governmental agency or body in the United Kingdom or any political subdivision thereof, except in the case of clauses (x) and (z) above for such contraventions which would not affect the validity or binding nature of the Designated Securities and the Guarantees or have a material adverse effect on the financial position, capital and reserves of the Guarantor and its consolidated subsidiaries considered as a whole;

(v) No consent, approval, authorization, order, registration or qualification of or with any such court or any such governmental agency or body described in (v) above is required for the issue and sale of the Designated Securities by the Company and the issue of the Guarantees by the Guarantor in the manner contemplated herein or the consummation of the other transactions contemplated by this Agreement, the Pricing Agreement, the Indenture or the Guarantees;

(vi) The Guarantees endorsed on the Designated Securities have been duly authorized and endorsed on the Designated Securities and duly executed and upon due execution, authentication and delivery of the Designated Securities by the Company or the Trustee, as the case may be, pursuant to the Indenture, this Agreement and the Pricing Agreement, the Guarantees will have been duly delivered and will constitute valid and binding obligations of the Guarantor entitled to the benefits of the Indenture; the Indenture has been duly authorized, executed and delivered by the Guarantor and constitutes a valid and binding obligation of the Guarantor; no taxes or recording fees are required to be paid in the United Kingdom with respect to the execution of the Indenture or the issuance of the Guarantees endorsed on the Designated Securities in the manner contemplated herein; and such Guarantees conform in all material respects to the description thereof contained in the Prospectus as amended or supplemented; and

(vii) The statements in the Prospectus set forth under the subcaption “U.K. Taxation” under the caption “Description of Notes and Guarantees” with respect to matters of English law are true and correct in all material respects.

In giving the opinion set forth in subparagraphs (iii), (iv), (v) and (vi) of this subsection (c), such counsel may state that in the case of default by the Guarantor in the performance of its obligations under this Agreement or the Guarantees endorsed on the Designated Securities or any other agreement referred to in such opinion, any proceedings in an English court to pursue remedies would be subject to the following: (a) a judgment rendered by a court outside the United Kingdom would not be enforced by the English courts without a retrial or re-examination if such judgment was obtained by fraud or in a manner opposed to natural justice or if the enforcement thereof were contrary to United Kingdom public policy; and (b) in any proceedings to enforce in an English court a foreign judgment it is open to the defendant to raise any counterclaim which he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the foreign proceedings; and in giving the opinion in subparagraph (vi) above, such counsel may assume that the Designated Securities and Guarantees conform to the specimen thereof examined by such counsel.

(d) Davis Polk & Wardwell, United States counsel for the Company and the Guarantor, shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives (such counsel being entitled to state that they have assumed that any document referred to in their opinion and executed by the Guarantor has been duly authorized, executed and delivered pursuant to Eng1ish law and, as to all matters governed by the laws of England and Wales, their opinion is given in reliance upon, and is subject to the same qualifications set forth in, the opinion required by subsection (c) of this Section 7), substantially to the effect that:

(i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to conduct its business as described in the Prospectus;

(ii) This Agreement and the Pricing Agreement relating to the Designated Securities have been duly authorized, executed and delivered by the Company;

(iii) The Designated Securities have been duly authorized and, when executed and authenticated in accordance with the Indenture and delivered to and paid for by the Underwriters, will constitute valid and binding obligations of the Company entitled to the benefits provided by the Indenture;

(iv) The Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability. The Indenture has been duly qualified under the Trust Indenture Act;

(v) Assuming due authorization, execution and delivery of the Guarantees pursuant to the Indenture, this Agreement and the Pricing Agreement relating to such Designated Securities, and upon due execution, authentication and delivery of the Designated Securities with the Guarantees endorsed thereon and payment therefor by the Underwriters pursuant to the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities, the Guarantees will constitute valid and binding obligations of the Guarantor entitled to the benefits of the Indenture;

(vi) The statements relating to legal documents in the Prospectus set forth under the caption “Description of Notes and Guarantees We May Offer” and under the caption “Description of Notes” fairly summarize in all material respects such documents and the statements relating to matters of U.S. federal tax law included in the Prospectus set forth under the subcaption “Certain U.S. Federal Tax Considerations for Non-U.S. Holders” constitute a fair summary of such laws;

(vii) The issue and sale of the Designated Securities, the issue of the Guarantees and the compliance by the Company with all of the provisions of the Designated Securities, the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities, and the consummation by the Company or the Guarantor of the transactions herein and therein contemplated, will not contravene (x) any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement or other similar agreement or instrument known to such counsel to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, or (y) the provisions of the Certificate of Incorporation or By-laws of the Company, or (z) any statute of the United States or the State of New York or the General Corporation Law of the State of Delaware or any order, rule or regulation known to such counsel of any court or governmental agency or body of the United States or the State of New York, except in the case of clauses (x) and (z) above for such contraventions which would not affect the validity or binding nature of the Designated Securities and the Guarantees or have a material adverse effect on the financial position, capital and reserves of the Guarantor and its consolidated subsidiaries considered as a whole;

(viii) No consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body described in (vii) above is required for the issue and sale of the Designated Securities by the Company and the issue of the Guarantees by the Guarantor in the manner contemplated herein or the consummation by the Company and the Guarantor of the other transactions contemplated by this Agreement, the Pricing Agreement, the Indenture or the Designated Securities, except such as have been obtained under the Act, the Investment Company Act and the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;

(ix) The Guarantor and the Company are not, and after giving effect to the offering and sale of the Designated Securities and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an “investment company” as defined by the Investment Company Act;

(x) The documents incorporated by reference in the Prospectus (except as to the financial statements and financial data and supporting schedules included or incorporated by reference therein, as to which such counsel need express no opinion) when such documents were filed with the Commission pursuant to the Exchange Act, complied as to form in all material respects with the requirements of the Exchange Act; and

(xi) Nothing has come to the attention of such counsel that causes such counsel to believe that (i) the Registration Statement or the Prospectus do not comply as to form in all material respects with the Act and the rules and regulations of the Commission thereunder, (ii) as of its effective date, the

Registration Statement, as supplemented by the Prospectus Supplement or the Prospectus, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) as of its date and as of each Time of Delivery, the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In expressing the belief set forth in subparagraph (xi) of this subsection (d) such counsel may state that such opinion is based on their participation, in the preparation of the Registration Statement and the Prospectus and a review of the contents thereof but without independent check or verification, except for the matters referred to in subparagraph (vi) and (vii) of this subsection (d). Such counsel may also state that, in expressing the belief set forth in paragraph (xi) of this subsection (d), such counsel have not been called to pass upon, and express no belief as to, the financial statements or other financial or statistical data included in the Registration Statement or the Prospectus or the Statement of Eligibility of the Trustees on Form T-1. Such opinion may also state that it is confined to matters of the laws of the United States of America, the State of New York and the General Corporation Law of the State of Delaware;

(e) On the date of the applicable Pricing Agreement and at the Time of Delivery for such Designated Securities, KPMG Audit plc, the independent accountants of the Guarantor who have certified the financial statements of the Guarantor and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, shall have furnished to the Representatives a letter or letters, dated as of each such date and in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus as amended or supplemented and as to such other matters as the Representatives may reasonably request; and

(f) The Company and the Guarantor shall have furnished or caused to be furnished to the Representatives a certificate or certificates, dated the Time of Delivery for the Designated Securities, of officers of the Company and the Guarantor satisfactory to the Representatives as to the accuracy of the representations and warranties in all material respects of the Company and the Guarantor in this Agreement and the Pricing Agreement at and as of the Time of Delivery, as to the performance by the Company and the Guarantor of all of their respective obligations hereunder to be performed prior to such Time of Delivery, and as to the matters set forth in Sections 7(a) and 11(i) hereof.

8. (a) The Company and the Guarantor, jointly and severally, will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented (if used within the period set forth in paragraph (c)

of Section 5 hereof and as amended or supplemented if the Company or the Guarantor shall have furnished any amendments or supplements thereto), and any other prospectus or offering document relating to the Securities prepared by or on behalf of the Company or the Guarantor for filing with any governmental or regulatory body or any stock exchange, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company and the Guarantor shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus or offering document relating to the Securities prepared by or on behalf of the Company or the Guarantor for filing with any governmental or regulatory body or any stock exchange, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities; and provided, further, that the foregoing indemnity with respect to the Preliminary Prospectuses, Prospectuses or any Prospectuses as amended or supplemented shall not inure to the benefit of any Underwriter of Designated Securities (or to the benefit of any person controlling such Underwriter) from whom the person asserting any such loss, claim, damage or liability purchased Designated Securities if such untrue statement or omission or alleged untrue statement or omission made in any Preliminary Prospectus, Prospectus or any Prospectus as amended or supplemented is eliminated or remedied in the Prospectus as most recently amended or supplemented (copies of which amendments and supplements were delivered to the Representatives prior to the date on which the Representatives deliver written confirmation of the sale of the Securities to the purchasers of such Securities with such amended or supplemented Prospectus) and a copy of the Prospectus as most recently amended or supplemented had not been furnished to such person at or prior to the written confirmation of the sale of such Designated Securities to such person.

(b) Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company and the Guarantor against any losses, claims, damages or liabilities to which the Company or the Guarantor may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus or offering document relating to the Securities prepared by or on behalf of the Company or the Guarantor for filing with any governmental or regulatory body or any stock exchange, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus or offering document relating to the

Securities prepared by or on behalf of the Company or the Guarantor for filing with any governmental or regulatory body or any stock exchange, or any amendment or supplement in reliance upon and in conformity with written information furnished to the Company or the Guarantor by such Underwriter through the Representatives expressly for use therein; and will, reimburse the Company and the Guarantor for any legal or other expenses reasonably incurred by the Company and the Guarantor in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties (in addition to local counsel). The indemnifying party shall not be liable for any settlement of any action effected without its written consent, but if settled with such consent, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement.

(d) To the extent that the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantor on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company and the Guarantor bear to the total underwriting discounts and commissions received by such Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Guarantor on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.

(e) The obligations of the Company and the Guarantor under this Section 8 shall be in addition to any liability which the Company and the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and to the Underwriters’ affiliates, directors and officers; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and the Guarantor, the duly authorized representative of the Guarantor in the United States, and to each person, if any, who controls the Company or the Guarantor within the meaning of the Act or the Exchange Act.

9. (a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Pricing Agreement relating to such Designated Securities, the Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated Securities, then the Company and the Guarantor shall be entitled to a further period of thirty-six hours within which to procure another party or other parties reasonably satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed periods, the

Representatives notify the Company and the Guarantor that the Representatives have so arranged for the purchase of such Designated Securities, or the Company or the Guarantor notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company or the Guarantor shall have the right to postpone the Time of Delivery for such Designated Securities for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Company and the Guarantor agree to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Pricing Agreement with respect to such Designated Securities.

(b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives, the Company and the Guarantor as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company and the Guarantor shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Pricing Agreement relating to such Designated Securities and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under such Pricing Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives, the Company and the Guarantor as provided in subsection (a) above, the aggregate principal amount of the Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company and the Guarantor shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Pricing Agreement relating to such Designated Securities shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company or the Guarantor, except for the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Guarantor and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter or the Company or the Guarantor, the duly authorized representative of the Guarantor in the United States or any officer or director or controlling person of the Company or the Guarantor, and shall survive delivery of and payment for the Designated Securities.

11. Any Pricing Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company and the Guarantor, if, since the respective dates as of which information is given in the Prospectus, as amended or supplemented relating to Designated Securities, in the case of clause (i) below, or subsequent to the execution and delivery of the Pricing Agreement and prior to the Time of Delivery of the Designated Securities, in the case of clauses (ii) through (vii) below, (i) there shall have been a material adverse change, or any development that will result in a material adverse change, in the business, properties or financial condition of the Guarantor and its consolidated subsidiaries considered as a whole, otherwise than as set forth or contemplated in the Prospectus, as amended or supplemented relating to such Securities; (ii) there shall have occurred a downgrading in the rating accorded the Guarantor’s senior debt securities by Moody’s Investor Services, Inc. (“Moody’s”) or Standard & Poor’s Corporation (“Standard & Poor’s”) or, in the event that the Guarantor’s senior debt securities are not rated by Moody’s and Standard and Poor’s, by any “nationally recognized statistical rating organization”, as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act; (iii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock of or guaranteed by the Guarantor (other than an announcement with positive implications of a possible upgrading); (iv) there shall have been a change or development involving a prospective change in United States or United Kingdom taxation affecting the Designated Securities or the Guarantees or the imposition of exchange controls by the United States or the United Kingdom affecting the Designated Securities or the Guarantees, otherwise than as set forth or contemplated in the Prospectus; (v) trading in securities generally on the New York Stock Exchange or the London Stock Exchange or trading of any securities issued or guaranteed by the Company or the Guarantor on the New York Stock Exchange or the London Stock Exchange shall have been suspended or materially limited; (vi) a general moratorium on commercial banking activities in the State of New York shall have been declared by either Federal or New York State authorities or a general moratorium on commercial banking activities in the United Kingdom shall have been declared by authorities in the United Kingdom or a material disruption in clearance or settlement systems shall have occurred; (vii) there shall have occurred the outbreak or escalation of hostilities involving the United States or the United Kingdom or the declaration by the United States or the United Kingdom of a national emergency or war; or (viii) there shall have occurred any change in financial markets or other national or international calamity or crisis of such magnitude and severity in its effect on the financial markets, as, in any such case described in clauses (i) through (viii) above, in the judgment of the Representatives, after consultation with the Guarantor, to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus, as amended or supplemented relating to such Securities.

12. If any Pricing Agreement shall be terminated by the Underwriters of the Designated Securities pursuant to clauses (i), (ii) or (iii) of Section 11 hereof or because of any failure or refusal on the part of the Company or the Guarantor to comply with the terms or to fulfill any of the conditions of the Pricing Agreement, or if for any reason the Company or the Guarantor shall be unable to perform its obligations under the Pricing Agreement, the Company or the Guarantor will reimburse the Underwriters of such Securities for all out-of-pocket expenses (including the fees and disbursements of counsel) reasonably incurred by the Underwriters in connection with the Designated Securities.

Notwithstanding the termination of any Pricing Agreement, the provisions of Sections 6, 8 and 10 hereof shall remain in effect.

13. In all dealings hereunder, the Representatives of the Underwriters of Designated Securities shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Pricing Agreement.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives set forth in the Pricing Agreement; and if to the Company or the Guarantor shall be delivered or sent by mail, telex or facsimile transmission to 20 Manchester Square, London W1U 3AN, United Kingdom, Attention: Secretary, or such other address as the Company or the Guarantor shall notify in writing to the Representatives. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14. This Agreement and each Pricing Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company, the Guarantor and, to the extent provided in Section 8 and Section 10 hereof, the officers and directors of the Company and the Guarantor and each person who controls the Company or the Guarantor or any Underwriter and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such Pricing Agreement. No purchaser of any of the Designated Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15. The Guarantor hereby appoints ICI Americas Inc. as its authorized agent (the “Authorized Agent”) upon which process may be served in any action based on this Agreement which may be instituted in any State or Federal court in The City, County and State of New York by any Underwriter, and expressly accepts the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable so long as any of the Designated Securities remain outstanding unless and until a successor Authorized Agent shall be appointed and such successor shall accept such appointment. The Guarantor will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Guarantor (mailed or delivered as aforesaid) shall be deemed, in every respect, effective service of process upon the Guarantor. Notwithstanding the foregoing, any action based on this Agreement or any Pricing Agreement may be instituted by any Underwriter against the Guarantor in any competent court in the United Kingdom.

16. Time shall be of the essence of each Pricing Agreement. As used herein, the term “business day” shall mean any day of the week, other than a Saturday or Sunday, which is not a day on which banking institutions in the State of New York are generally authorized or obligated by law or executive order to close.

17. This Agreement and each Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

18. This Agreement and each Pricing Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us eight counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and the Guarantor. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Guarantor for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

ICI WILMINGTON INC.

By:	/s/ David Blackwood

David Blackwood Vice President

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	/s/ T.A. Scott

T.A. Scott Director

Accepted as of the date hereof:

BARCLAYS CAPITAL INC.

By:	/s/ Pamela Kendall

	Name:	Pamela Kendall
	Title:	Director

Accepted as of the date hereof:

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Malcolm P. McAllister

	Name:	Malcolm P. McAllister
	Title:	Managing Director

Accepted as of the date hereof:

UBS SECURITIES LLC

By:	/s/ Patrick Mermagan

	Name:	Patrick Mermagan
	Title:	Director

By:	/s/ Bruce Widas

	Name:	Bruce Widas
	Title:	Managing Director

On behalf of each of the Underwriters

ANNEX I

Pricing Agreement

[Names of the Representatives,]
   As Representatives of the several
      Underwriters named in Schedule I hereto,
      [Address]

__________ , 20___

Ladies and Gentlemen:

ICI Wilmington Inc. (the “Company”) proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement, dated
___________ __, 2003 (the “Underwriting Agreement”), between the Company and the Guarantor on the one hand and [Name of Representatives] on the other hand, to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”). The Designated Securities are to be unconditionally guaranteed (the “Guarantees”) as to payment of principal, premium, if any, and interest by the Guarantor. Each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement, except that each representation and warranty which refers to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation or warranty as of the date of the Underwriting Agreement in relation to the Prospectus (as therein defined), and also a representation and warranty as of the date of this Pricing Agreement in relation to the Prospectus as amended or supplemented relating to the Designated Securities which are the subject of this Pricing Agreement. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 12 of the Underwriting Agreement and the address of the Representatives referred to in such Section 12 are set forth at the end of Schedule II hereto.

An amendment of the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Designated Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to

ANNEX I

purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us ______________ counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement among each of the Underwriters, the Company and the Guarantor. It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on

ANNEX I

the part of the Representatives as to the authority of the signers thereof.

Very truly yours,

ICI WILMINGTON INC.

By:

Name:
Title:

IMPERIAL CHEMICAL INDUSTRIES PLC

By:

Name:
Title:

Accepted as of the date hereof:

By:

Name:
Title:

On behalf of each of the Underwriters

SCHEDULE I

Principal Amount of Designated Securities to be Purchased

[Name(s) of Representative(s)]	$
[Names of other Underwriters]

Total	$

SCHEDULE II

Title of Designated Securities:

[___%] [Floating Rate] [Zero Coupon] [Notes]
[Debentures] due

Aggregate principal amount

[$]

Price to Public:

% of the principal amount of the Designated Securities,
plus accrued interest from ___________ to __________
[and accrued amortization, if any, from __________ to
_________________ ]

Purchase Price by Underwriters:

% of the principal amount of the Designated Securities,
plus accrued interest from ____________ to __________
[and accrued amortization, if any, from __________ to
_________________]

Specified funds for payment of purchase price:

[By wire transfer to a bank account specified by the Company in same day funds]

Indenture:

Indenture, dated June 15, 1989, between the Company, the Guarantor and
United States Trust Company of New York, National Association, as
amended or supplemented from time to time

Maturity:

Interest Rate:

[___%] [Zero Coupon] [See Floating Rate Provisions]

Securities Exchange:

[Securities to be listed on the Stock Exchange]

Interest Payment Dates:

[months and dates]

Redemption Provisions:

[No provisions for redemption]

[The Designated Securities may be redeemed, otherwise than through the sinking fund, in whole or in part at the option of the Company, in the amount of [$]_________ or an integral multiple thereof,

[on or after __________, ____________ at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before _______ , ____ %, and if] redeemed during the 12- month period beginning _____________,

Year	Redemption Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling in or after ______, __, at the election of the Company, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption].

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

Sinking Fund Provisions:

[No sinking fund provisions]

[The Designated Securities are entitled to the benefit of a sinking fund to retire [$]__________ principal amount of Designated Securities on
____________ in each of the years _____ through _____ at 100% of their principal amount plus accrued interest] [, together with [cumulative]
[noncumulative] redemptions at the option of the Company to retire an additional [$]_________ principal amount of Designated Securities in the years _____ through _____ at 100% of their principal amount plus accrued interest].

[If Securities are extendable debt Securities, insert ---]

Extendable provisions:

Securities are repayable on ________, ___ [insert day and years], at the option of the holder, at their principal amount with accrued interest. Initial annual interest rate will be ___%, and thereafter annual interest rate will be adjusted on __________, __ and ______, __ to a rate not less than
___% of the effective annual interest rate on U.S. Treasury obligations with ____-year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Securities are Floating Rate debt Securities insert ---]

Floating Rate provisions:

Initial annual interest rate will be ___% through ___[and thereafter will be adjusted [monthly] [on each _________, _________, ________ and
__________] [to an annual rate of ____% above the average rate for ____-
year [month] [securities] [certificates of deposit] issued by ________ and
________ [insert names of banks].] [and the annual interest rate
[thereafter] [from _________ through _________] will be the interest yield equivalent of the weekly average per annum market discount rate for
____-month Treasury bills plus ___% of Interest Differential (the excess, if any, of (i) then currently weekly average per annum secondary market yield for ___-month certificates of deposit over (ii) then current interest yield equivalent of the weekly average per annum market discount rate for
___-month Treasury bills); [from _________ and thereafter the rate will be the then current interest yield equivalent plus ___% of Interest
Differential].]

Defeasance provisions:

Further Issuances:

[The Company may, at its option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this Pricing Agreement with terms
(other than the issuance date, issue price and, possibly, the first interest payment date) identical to the notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes issued hereby.]

Time of Delivery:

Closing Location for Delivery of Securities:

Names and addresses of Representatives:

Designated Representatives:

Address for Notices, etc.:

[Other Terms]*

     * A description of particular tax, accounting or other unusual features (such as the addition of event risk language) of the Designated Securities should be set forth, or referenced to an attached and accompanying description, if necessary to ensure agreement as to the terms of the Designated Securities to be purchased and sold. Such a description might appropriately be in the form in which such features will be described in the Prospectus Supplement for the offering. In addition, any applicable selling restrictions or additional representations may be included here.

Item 2

THIS SECURITY IS A GLOBAL SECURITY AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

ICI WILMINGTON INC.

4.375% GUARANTEED NOTE DUE DECEMBER 1, 2008
Unconditionally Guaranteed as to Payment of Principal
and Interest by

IMPERIAL CHEMICAL INDUSTRIES PLC

No. __	CUSIP ______

ICI WILMINGTON INC., a Delaware corporation (the “Company”), for value received, hereby promises to pay to Cede & Co. or registered assigns, at the office or agency of the Company in the City of New York or the City of London, upon presentation and surrender the principal sum set forth on Schedule I hereto on December 1, 2008, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts and to pay interest, semiannually on June 1 and December 1, of each year, commencing June 1, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum specified in the title of this Note, from the June 1 or the December 1, as the case may be, next preceding the date of this Note to which interest has been paid, unless the date hereof is a date to which interest has been paid, in which case from the date of this Note, or unless no interest has been paid on these Notes, in which case from November 24, 2003, until payment of said principal sum has been made or duly provided for; provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as such address shall appear on the Security register. Notwithstanding the foregoing, if the date hereof is after the fifteenth day of May or November, as the case may be, and before the following June 1 or December 1, this Note shall bear interest from such June 1 or December 1; provided that if the Company shall default in the payment of interest due on such June 1 or December 1, then this Note shall bear interest from the next preceding June 1 or December 1, to which interest has been paid or, if no interest has been paid on these Notes, from November 24, 2003. The interest so payable on any May 1 or December 1, will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the person in whose name this Note is registered at the close of business on the May 15 or November 15, as the case may be, next preceding such June 1 or December 1. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note and the Guarantee enclosed hereon shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, ICI Wilmington Inc. has caused this instrument to be signed by facsimile by its duly authorized officers and has caused a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

Dated: November 24, 2003

ICI WILMINGTON INC.

By:

By:

This is one of the series designated herein and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK

as Trustee

By:

Authorized Signatory

(Reverse of Note)

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (hereinafter called the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to an indenture dated as of June 15, 1989 (herein called the “Indenture”), duly executed and delivered by the Company and by Imperial Chemical Industries PLC, Guarantor (herein called the “Guarantor”) to The Bank of New York as successor in interest to United States Trust Company of New York, Trustee (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, the Guarantor and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided. This Note is one of the series designated as the 4.375% Guaranteed Notes Due December 1, 2008 of the Company, initially limited in aggregate principal amount to $500,000,000.

In case an Event of Default set forth in the Indenture or in this Note with respect to the 4.375% Guaranteed Notes Due December 1, 2008 shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Company shall have the right to redeem this Note at its option at any time and from time to time, without premium or penalty, in whole or in part (an “Optional Redemption”), at a redemption price (the “Optional Redemption Price”) equal to the greater of:

(i) 100% of the principal amount of such Notes plus accrued interest thereon to the date of redemption, and

(ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means any primary U.S. Government securities dealer in the United States selected by the Trustee after consultation with the Company.

Any redemption pursuant to the preceding paragraph will be made upon not less than 30 nor more than 60 days prior notice before the Redemption Date to the Holders, at the Optional Redemption Price. If the Notes are only partially redeemed by the Company pursuant to an Optional Redemption, the Notes will be redeemed pro rata or by lot or by any other method utilized by the Trustee; provided that if at the time of redemption the Notes are registered as a Global Note, the Depositary shall determine, in accordance with its procedures, the principal amount of such Notes held by each Holder of Notes to be redeemed.

The Indenture contains provisions permitting the Company, the Guarantor and the Trustee, with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Securities at the time Outstanding of all series to be affected (voting as one class), evidenced as in the Indenture provided, to enter into supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Securities of each such series; provided that no such supplemental indenture shall (i) extend the final maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or impair or affect the rights of any Holder to institute suit for the payment thereof, without the consent of the Holder of each Security so affected, (ii) reduce the aforesaid percentage of Securities of any series, the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holder of each Security so affected or (iii) change in any manner adverse to the Holders of the Securities the terms and conditions of the obligations of the Guarantor in respect of the due and punctual payment of the principal thereof and interest thereon or any sinking fund payments provided in respect thereof, without the consent of the Holder of each Security so affected. It is also provided in the Indenture that, with respect to certain defaults or Events of Default regarding the Securities of any series, prior to any declaration accelerating the maturity of such Securities, the Holders of a majority in aggregate principal amount Outstanding of the Securities of such series (or, in the case of certain defaults or Events of Default, all or certain series of the Securities) may on behalf of the Holders of all the Securities of such series (or all or certain series of the Securities, as the case may be) waive any such past default or Event of Default and its consequences. The preceding sentence shall not, however, apply to a default in the payment of the principal of or interest on any of the Securities. Any such consent or waiver by the Holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor or on registration of transfer hereof, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

In addition to the Events of Default described in Section 5.1(a) - (f) of the Indenture, the following shall be an Event of Default for the purposes of Section 5.1(g) of the Indenture, with respect to the 4.375% Guaranteed Notes:

acceleration of any indebtedness for borrowed money of the Company or the Guarantor so that the same becomes due and payable prior to its stated maturity by reason of a default, and such acceleration shall not be rescinded or annulled (by reason of a remedy, cure or waiver thereof with respect to the default upon which such acceleration is based) within 30 days after such acceleration; or failure by the Company or the Guarantor to pay when due or within any applicable grace period originally provided for, as the case may be, any such indebtedness for borrowed money; or failure by the Company or the Guarantor to pay when due any amount payable by the Company or the Guarantor, as the case may be, under any present or future guarantee for, or indemnity in respect of, any indebtedness for borrowed money, provided that for any amount that has become due for payment under such a guarantee or indemnity through acceleration of the underlying indebtedness by reason of a defaults to that such indebtedness becomes due and payable prior to its stated maturity, such acceleration shall not have been rescinded or annulled (by reason of a remedy, cure or waiver thereof with respect to the default upon which such acceleration is based) within 30 days after such acceleration; provided, however, that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events described above have occurred equals or exceeds $50,000,000.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

This Note is issuable only in registered form without coupons. The holder of the Note will be considered the sole legal owner of the Note for all purposes under the Indenture. This Note may not be transferred except as a whole by The Depository Trust Company, as Depositary (the “Depositary”) for such Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. Owners of beneficial interests in this Note are not entitled to receive physical delivery of Notes of such series in definitive form unless (a) the Depositary with respect to such Note notifies the Company that it is unwilling or unable to continue as Depositary for such Note or if such Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary has not been appointed by the Company (which successor Depositary may in any event only be appointed with the consent of the Trustee), (b) the Company determines that such Note shall be exchangeable for Notes in definitive form, or (c) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes of such series. Physical delivery of Notes of such series in definitive form pursuant to the preceding sentence shall only be registered in such names as the Depositary holding such Note shall direct. Notes in definitive form are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000 at the office or agency of the Company in the Borough of Manhattan, The City of New York, under the conditions set forth above, and in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge. Notes in definitive form may be exchanged for a like aggregate principal amount of Notes in definitive form of other authorized denominations.

If, as the result of any change in or any amendment to the laws of the United Kingdom, or of any political subdivision or taxing authority thereof or therein, affecting taxation, or any change in an application or interpretation of such laws, which change, amendment, application or interpretation becomes effective on or after November 18, 2003, it is determined by the Company or the Guarantor that (i) the Guarantor would be required to make additional payments in respect of principal or interest on the next succeeding date for the payment thereof, (ii) any tax would be imposed (whether by way of deduction, withholding or otherwise) by the United Kingdom or by any political subdivision or taxing authority thereof or therein, upon or with respect to any interest payments received or receivable by the Company from the Guarantor or any of its subsidiaries incorporated in, or resident for tax purposes under the laws of, the United Kingdom, (iii) any corporation incorporated under the laws of any jurisdiction other than the United Kingdom or any State of the United States formed by any amalgamation, reconstruction, consolidation or merger of the Guarantor with or into any other corporation or corporations (whether or not affiliated with the Guarantor), or successive amalgamations, reconstructions, consolidations or mergers in which the Guarantor or its successor or successors shall be a party or parties, or into which the Guarantor shall have been merged, or which shall have acquired any property of the Guarantor sold or conveyed as an entirety or substantially as an entirety would be required to make additional payments in respect of principal or interest on the next succeeding date for the payment thereof pursuant to an agreement made by such corporation in a supplemental indenture in accordance with Section 9.3 of the Indenture or (iv) based upon an opinion of independent counsel to the Company or the Guarantor, as the case may be, as a result of any action take by any taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom or any political subdivision thereof (whether or not such action was taken or brought with respect to the Company or the Guarantor), which action is taken or brought on or after November 18, 2003, the circumstances described in clause (i), (ii), or (iii) would exist, the Company or the Guarantor may, at its option, redeem the Securities of this series in whole at any time at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of or on account of the principal hereof and, subject to the provisions on the face hereof, interest hereon, and for all other purposes, and neither the Company, the Guarantor nor the Trustee nor any agent of the Company, the Guarantor or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement of the Company or the Guarantor in the Indenture or any indenture supplemental thereto or in any Note or because of any indebtedness evidenced thereby, shall be had against any incorporator, or any past, present or future stockholder, officer or director, as such, of the Company or of the Guarantor or of any successor corporation of either, either directly or through the Company or the Guarantor or any successor corporation of either, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that the Company and the Guarantor, at the Guarantor’s option, (a) will be discharged from any and all obligations in respect of the Securities (except for certain obligations to register the transfer or exchange of Securities, replace stolen, lost, destroyed or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, in each case if the Company or the Guarantor deposits, in trust, with the Trustee money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest, if any, on, the Securities on the dates such payments are due in accordance with the terms of such Securities and Guarantees, and certain other conditions are satisfied.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

GUARANTEE
OF
IMPERIAL CHEMICAL INDUSTRIES PLC

For value received, Imperial Chemical Industries PLC, an English company (herein called the “Guarantor”), hereby unconditionally guarantees to the Holder of the Security upon which this Guarantee is endorsed the due and punctual payment of the principal of and interest on said Security and the due and punctual payment of any sinking fund payments referred to therein, when and as the same shall become due and payable, whether by declaration thereof or otherwise, according to the terms thereof and of the Indenture referred to therein. The Guarantor hereby further agrees that any amounts to be paid by the Guarantor under this Guarantee shall be paid without deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges whatsoever imposed, assessed, levied or collected by or for the account of the United Kingdom of Great Britain and Northern Ireland (herein, referred to as the “United Kingdom”) or any political subdivision or taxing authority thereof or therein or if deduction or withholding of any such taxes, levies, imposts or other governmental charges shall at any time be required by the United Kingdom or any such subdivision or authority, the Guarantor will (subject to compliance by the Holder of such Security with any relevant administrative requirements) pay such amount in respect of principal, premium, if any, interest, if any, and the sinking fund payments as may be necessary in order that the net amounts paid to the Holder of said Security, or to the Trustee under said Indenture, as the case may be, pursuant to this Guarantee, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund payments, as specified in said Security, to which such Holder or said Trustee is entitled; provided, however, that the foregoing shall not apply to (i) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the fact that the Holder of such Security is or has been a domiciliary, national or resident of, or engaging or having been engaged in business or maintaining or having maintained a permanent establishment or being or having been physically present in, the United Kingdom or such political subdivision or otherwise having or having had some connection with the United Kingdom or such political subdivision other than the holding or ownership of a Security, or the collection of principal of, premium, if any, and interest, if any, on, or the enforcement of, a Security or Guarantee, (ii) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required, such Security was presented more than thirty days after the date such payment became due or was provided for, whichever is later, (iii) any present or future tax, levy, impost or other governmental charge which is payable otherwise than by deduction or withholding from payments on or in respect of such Security, (iv) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the failure to comply with any certification, identification or other reporting requirements, concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision thereof of the Holder or beneficial owner of such Security, if compliance is required by statute or by regulation of the United Kingdom or such political subdivision as a condition to relief or exemption from such tax, levy, impost or other governmental charge, (v) any present or future tax, levy, impost or governmental change which would not have been so imposed, assessed or levied or collected but for the European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, (vi) any present or future tax, levy or impost which the holder would have been able to avoid by presenting the relevant debt security to another paying agent in a Member State of the EU or elsewhere, or (vii) which would not have been so imposed, assessed, levied or collected if the beneficial owner of such Security had been the Holder of such Security or which, if the beneficial owner of such Security had been the Holder of such Security, would have been excluded pursuant to clause (i) through (vi) inclusive above. The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of said Security or said Indenture, any failure to enforce the provisions of said Security or said Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by the Holder of said Security or said Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor, provided that, notwithstanding the foregoing, no such waiver, modification, indulgence or circumstance shall, without the consent of the Guarantor, increase the principal amount of said Security or increase the interest rate thereon or increase any premium payable upon redemption thereof. The Guarantor hereby agrees that this Guarantee shall be enforceable without any demand, suit or proceeding first against the Company. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to said Security or the indebtedness evidenced thereby or with respect to any sinking fund payment required by the terms of said Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of and interest on said Security.

The Guarantor shall be subrogated to all rights of the Holder of said Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of and interest on all Securities issued under said Indenture shall have been paid in full.

This Guarantee shall not be valid or become obligatory for any purpose until the certificate of authentication on said Security shall have been signed manually by the Trustee under the Indenture referred to in said Security.

This Guarantee shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of such state.

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be duly executed by the facsimile signature of one of its directors or its duly authorized attorney under a facsimile of his seal.

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	[SEAL]

Schedule I

ICI WILMINGTON INC.

4.375% GUARANTEED NOTE DUE DECEMBER 1, 2008

No. __

Date	Principal Amount	Notation Explaining Principal Amount Recorded	Authorized Signature of Trustee

Item 3

THIS SECURITY IS A GLOBAL SECURITY AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

ICI WILMINGTON INC.

5.625% GUARANTEED NOTE DUE DECEMBER 1, 2013
Unconditionally Guaranteed as to Payment of Principal
and Interest by

IMPERIAL CHEMICAL INDUSTRIES PLC

No. __	CUSIP ________

ICI WILMINGTON INC., a Delaware corporation (the “Company”), for value received, hereby promises to pay to Cede & Co. or registered assigns, at the office or agency of the Company in the City of New York or the City of London, upon presentation and surrender the principal sum set forth on Schedule I hereto on December 1, 2008, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts and to pay interest, semiannually on June 1 and December 1, of each year, commencing June 1, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum specified in the title of this Note, from the

June 1 or the December 1, as the case may be, next preceding the date of this Note to which interest has been paid, unless the date hereof is a date to which interest has been paid, in which case from the date of this Note, or unless no interest has been paid on these Notes, in which case from November 24, 2003, until payment of said principal sum has been made or duly provided for; provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as such address shall appear on the Security register. Notwithstanding the foregoing, if the date hereof is after the fifteenth day of May or November, as the case may be, and before the following June 1 or December 1, this Note shall bear interest from such June 1 or December 1; provided that if the Company shall default in the payment of interest due on such June 1 or December 1, then this Note shall bear interest from the next preceding June 1 or December 1, to which interest has been paid or, if no interest has been paid on these Notes, from November 24, 2003. The interest so payable on any May 1 or December 1, will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the person in whose name this Note is registered at the close of business on the May 15 or November 15, as the case may be, next preceding such June 1 or December 1. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note and the Guarantee enclosed hereon shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, ICI Wilmington Inc. has caused this instrument to be signed by facsimile by its duly authorized officers and has caused a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

Dated: November 24, 2003

ICI WILMINGTON INC.

By:

By:

This is one of the series designated herein and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK

as Trustee

By:

Authorized Signatory

(Reverse of Note)

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (hereinafter called the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to an indenture dated as of June 15, 1989 (herein called the “Indenture”), duly executed and delivered by the Company and by Imperial Chemical Industries PLC, Guarantor (herein called the “Guarantor”) to The Bank of New York as successor in interest to United States Trust Company of New York, Trustee (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, the Guarantor and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided. This Note is one of the series designated as the 4.375% Guaranteed Notes Due December 1, 2008 of the Company, initially limited in aggregate principal amount to $500,000,000.

In case an Event of Default set forth in the Indenture or in this Note with respect to the 5.625% Guaranteed Notes Due December 1, 2013 shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Company shall have the right to redeem this Note at its option at any time and from time to time, without premium or penalty, in whole or in part (an “Optional Redemption”), at a redemption price (the “Optional Redemption Price”) equal to the greater of:

(i) 100% of the principal amount of such Notes plus accrued interest thereon to the date of redemption, and

(ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means any primary U.S. Government securities dealer in the United States selected by the Trustee after consultation with the Company.

Any redemption pursuant to the preceding paragraph will be made upon not less than 30 nor more than 60 days prior notice before the Redemption Date to the Holders, at the Optional Redemption Price. If the Notes are only partially redeemed by the Company pursuant to an Optional Redemption, the Notes will be redeemed pro rata or by lot or by any other method utilized by the Trustee; provided that if at the time of redemption the Notes are registered as a Global Note, the Depositary shall determine, in accordance with its procedures, the principal amount of such Notes held by each Holder of Notes to be redeemed.

The Indenture contains provisions permitting the Company, the Guarantor and the Trustee, with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Securities at the time Outstanding of all series to be affected (voting as one class), evidenced as in the Indenture provided, to enter into supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Securities of each such series; provided that no such supplemental indenture shall (i) extend the final maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or impair or affect the rights of any Holder to institute suit for the payment thereof, without the consent of the Holder of each Security so affected, (ii) reduce the aforesaid percentage of Securities of any series, the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holder of each Security so affected or (iii) change in any manner adverse to the Holders of the Securities the terms and conditions of the obligations of the Guarantor in respect of the due and punctual payment of the principal thereof and interest thereon or any sinking fund payments provided in respect thereof, without the consent of the Holder of each Security so affected. It is also provided in the Indenture that, with respect to certain defaults or Events of Default regarding the Securities of any series, prior to any declaration accelerating the maturity of such Securities, the Holders of a majority in aggregate principal amount Outstanding of the Securities of such series (or, in the case of certain defaults or Events of Default, all or certain series of the Securities) may on behalf of the Holders of all the Securities of such series (or all or certain series of the Securities, as the case may be) waive any such past default or Event of Default and its consequences. The preceding sentence shall not, however, apply to a default in the payment of the principal of or interest on any of the Securities. Any such consent or waiver by the Holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor or on registration of transfer hereof, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

In addition to the Events of Default described in Section 5.1(a) - (f) of the Indenture, the following shall be an Event of Default for the purposes of Section 5.1(g) of the Indenture, with respect to the 5.625% Guaranteed Notes:

acceleration of any indebtedness for borrowed money of the Company or the Guarantor so that the same becomes due and payable prior to its stated maturity by reason of a default, and such acceleration shall not be rescinded or annulled (by reason of a remedy, cure or waiver thereof with respect to the default upon which such acceleration is based) within 30 days after such acceleration; or failure by the Company or the Guarantor to pay when due or within any applicable grace period originally provided for, as the case may be, any such indebtedness for borrowed money; or failure by the Company or the Guarantor to pay when due any amount payable by the Company or the Guarantor, as the case may be, under any present or future guarantee for, or indemnity in respect of, any indebtedness for borrowed money, provided that for any amount that has become due for payment under such a guarantee or indemnity through acceleration of the underlying indebtedness by reason of a defaults to that such indebtedness becomes due and payable prior to its stated maturity, such acceleration shall not have been rescinded or annulled (by reason of a remedy, cure or waiver thereof with respect to the default upon which such acceleration is based) within 30 days after such acceleration; provided, however, that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events described above have occurred equals or exceeds $50,000,000.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

This Note is issuable only in registered form without coupons. The holder of the Note will be considered the sole legal owner of the Note for all purposes under the Indenture. This Note may not be transferred except as a whole by The Depository Trust Company, as Depositary (the “Depositary”) for such Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. Owners of beneficial interests in this Note are not entitled to receive physical delivery of Notes of such series in definitive form unless (a) the Depositary with respect to such Note notifies the Company that it is unwilling or unable to continue as Depositary for such Note or if such Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary has not been appointed by the Company (which successor Depositary may in any event only be appointed with the consent of the Trustee), (b) the Company determines that such Note shall be exchangeable for Notes in definitive form, or (c) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes of such series. Physical delivery of Notes of such series in definitive form pursuant to the preceding sentence shall only be registered in such names as the Depositary holding such Note shall direct. Notes in definitive form are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000 at the office or agency of the Company in the Borough of Manhattan, The City of New York, under the conditions set forth above, and in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge. Notes in definitive form may be exchanged for a like aggregate principal amount of Notes in definitive form of other authorized denominations.

If, as the result of any change in or any amendment to the laws of the United Kingdom, or of any political subdivision or taxing authority thereof or therein, affecting taxation, or any change in an application or interpretation of such laws, which change, amendment, application or interpretation becomes effective on or after November 18, 2003, it is determined by the Company or the Guarantor that (i) the Guarantor would be required to make additional payments in respect of principal or interest on the next succeeding date for the payment thereof, (ii) any tax would be imposed (whether by way of deduction, withholding or otherwise) by the United Kingdom or by any political subdivision or taxing authority thereof or therein, upon or with respect to any interest payments received or receivable by the Company from the Guarantor or any of its subsidiaries incorporated in, or resident for tax purposes under the laws of, the United Kingdom, (iii) any corporation incorporated under the laws of any jurisdiction other than the United Kingdom or any State of the United States formed by any amalgamation, reconstruction, consolidation or merger of the Guarantor with or into any other corporation or corporations (whether or not affiliated with the Guarantor), or successive amalgamations, reconstructions, consolidations or mergers in which the Guarantor or its successor or successors shall be a party or parties, or into which the Guarantor shall have been merged, or which shall have acquired any property of the Guarantor sold or conveyed as an entirety or substantially as an entirety would be required to make additional payments in respect of principal or interest on the next succeeding date for the payment thereof pursuant to an agreement made by such corporation in a supplemental indenture in accordance with Section 9.3 of the Indenture or (iv) based upon an opinion of independent counsel to the Company or the Guarantor, as the case may be, as a result of any action take by any taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom or any political subdivision thereof (whether or not such action was taken or brought with respect to the Company or the Guarantor), which action is taken or brought on or after November 18, 2003, the circumstances described in clause (i), (ii), or (iii) would exist, the Company or the Guarantor may, at its option, redeem the Securities of this series in whole at any time at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of or on account of the principal hereof and, subject to the provisions on the face hereof, interest hereon, and for all other purposes, and neither the Company, the Guarantor nor the Trustee nor any agent of the Company, the Guarantor or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement of the Company or the Guarantor in the Indenture or any indenture supplemental thereto or in any Note or because of any indebtedness evidenced thereby, shall be had against any incorporator, or any past, present or future stockholder, officer or director, as such, of the Company or of the Guarantor or of any successor corporation of either, either directly or through the Company or the Guarantor or any successor corporation of either, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that the Company and the Guarantor, at the Guarantor’s option, (a) will be discharged from any and all obligations in respect of the Securities (except for certain obligations to register the transfer or exchange of Securities, replace stolen, lost, destroyed or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, in each case if the Company or the Guarantor deposits, in trust, with the Trustee money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest, if any, on, the Securities on the dates such payments are due in accordance with the terms of such Securities and Guarantees, and certain other conditions are satisfied.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

GUARANTEE
OF
IMPERIAL CHEMICAL INDUSTRIES PLC

For value received, Imperial Chemical Industries PLC, an English company (herein called the “Guarantor”), hereby unconditionally guarantees to the Holder of the Security upon which this Guarantee is endorsed the due and punctual payment of the principal of and interest on said Security and the due and punctual payment of any sinking fund payments referred to therein, when and as the same shall become due and payable, whether by declaration thereof or otherwise, according to the terms thereof and of the Indenture referred to therein. The Guarantor hereby further agrees that any amounts to be paid by the Guarantor under this Guarantee shall be paid without deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges whatsoever imposed, assessed, levied or collected by or for the account of the United Kingdom of Great Britain and Northern Ireland (herein, referred to as the “United Kingdom”) or any political subdivision or taxing authority thereof or therein or if deduction or withholding of any such taxes, levies, imposts or other governmental charges shall at any time be required by the United Kingdom or any such subdivision or authority, the Guarantor will (subject to compliance by the Holder of such Security with any relevant administrative requirements) pay such amount in respect of principal, premium, if any, interest, if any, and the sinking fund payments as may be necessary in order that the net amounts paid to the Holder of said Security, or to the Trustee under said Indenture, as the case may be, pursuant to this Guarantee, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund payments, as specified in said Security, to which such Holder or said Trustee is entitled; provided, however, that the foregoing shall not apply to (i) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the fact that the Holder of such Security is or has been a domiciliary, national or resident of, or engaging or having been engaged in business or maintaining or having maintained a permanent establishment or being or having been physically present in, the United Kingdom or such political subdivision or otherwise having or having had some connection with the United Kingdom or such political subdivision other than the holding or ownership of a Security, or the collection of principal of, premium, if any, and interest, if any, on, or the enforcement of, a Security or Guarantee, (ii) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required, such Security was presented more than thirty days after the date such payment became due or was provided for, whichever is later, (iii) any present or future tax, levy, impost or other governmental charge which is payable otherwise than by deduction or withholding from payments on or in respect of such Security, (iv) any present or future tax, levy, impost or other governmental charge which would not have been so imposed, assessed, levied or collected but for the failure to comply with any certification, identification or other reporting requirements, concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision thereof of the Holder or beneficial owner of such Security, if compliance is required by statute or by regulation of the United Kingdom or such political subdivision as a condition to relief or exemption from such tax, levy, impost or other governmental charge, (v) any present or future tax, levy, impost or governmental change which would not have been so imposed, assessed or levied or collected but for the European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, (vi) any present or future tax, levy or impost which the holder would have been able to avoid by presenting the relevant debt security to another paying agent in a Member State of the EU or elsewhere, or (vii) which would not have been so imposed, assessed, levied or collected if the beneficial owner of such Security had been the Holder of such Security or which, if the beneficial owner of such Security had been the Holder of such Security, would have been excluded pursuant to clause (i) through (vi) inclusive above. The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of said Security or said Indenture, any failure to enforce the provisions of said Security or said Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by the Holder of said Security or said Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor, provided that, notwithstanding the foregoing, no such waiver, modification, indulgence or circumstance shall, without the consent of the Guarantor, increase the principal amount of said Security or increase the interest rate thereon or increase any premium payable upon redemption thereof. The Guarantor hereby agrees that this Guarantee shall be enforceable without any demand, suit or proceeding first against the Company. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to said Security or the indebtedness evidenced thereby or with respect to any sinking fund payment required by the terms of said Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of and interest on said Security.

The Guarantor shall be subrogated to all rights of the Holder of said Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of and interest on all Securities issued under said Indenture shall have been paid in full.

This Guarantee shall not be valid or become obligatory for any purpose until the certificate of authentication on said Security shall have been signed manually by the Trustee under the Indenture referred to in said Security.

This Guarantee shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of such state.

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be duly executed by the facsimile signature of one of its directors or its duly authorized attorney under a facsimile of his seal.

IMPERIAL CHEMICAL INDUSTRIES PLC

By:	[SEAL]

Schedule I

ICI WILMINGTON INC.

5.625% GUARANTEED NOTE DUE DECEMBER 1, 2013

No. __

Date	Principal Amount	Notation Explaining Principal Amount Recorded	Authorized Signature of Trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL CHEMICAL INDUSTRIES PLC

Date: December 11, 2003
	By:	/s/ Michael Hugh Creedon Herlihy

Michael Hugh Creedon Herlihy
General Counsel and Company Secretary